UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013.

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

1-7 Waterloo Road, Macquarie Park, NSW, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐    No ☒

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Andrew Bursill

Andrew Bursill

Company Secretary

Date 20 March 2013

18 March 2013

Dear Shareholder,

This is my first formal letter to you since becoming CEO following the merger between Novogen and Triaxial Pharmaceuticals.

To bed the merger down and to put the Company on a solid footing for the future, we need to get your approval for a number of important matters.

To that end, we are holding a General Meeting of shareholders on Friday 19 April 2013. I hope that you will come along to meet the new team, listen to what we have to say about the future, and ask questions.

There are 4 resolutions that you are being asked to vote on. The formal Notice of Meeting provides explanations for those resolutions, but I want to use this less formal note to hopefully put some context around them.

This is an entirely new business to the one you are familiar with, and for that reason I hope that you take time to read this letter.

The Background

By way of background, Triaxial was started by three ex-Novogen scientists who collectively had been responsible for Novogen’s original drug development program. Dr Andrew Heaton had been responsible for drug design and discovery, Dr David Brown for taking the drugs through the laboratory, and myself for taking the drugs into the clinic.

Triaxial was born out of a belief that Novogen had stumbled upon a highly exciting drug opportunity, particularly in the area of anti-cancer therapy, but that this discovery was just the start of the journey, not the end.

Continuing the journey meant having to overcome some fairly significant technical hurdles that had held back progress. We had a pretty good idea how the basic isoflavone molecule worked as an anti-cancer agent, and we were confident that we knew what we had to do to make it work better. The problem was that this class of molecule was hard to change. We wanted to create larger, more complex, and hopefully more active anti-cancer drugs, and we managed to get close a couple of times, but the technology at the time was just not robust enough to get us there.

So that became Triaxial’s goal ……. to devise a way of bending the molecule in chemical terms that would allow new atoms and chemical groups to be inserted. I don’t use the word inspired lightly, but that is what we have in Andrew Heaton. He came up with a solution that meant that we could manipulate a previously inflexible and resistant molecule at will. Suddenly we could design and construct molecules of a size and level of complexity not previously achievable. So was born the new family of super-benzopyrans.

We tested them, and predictably they were significantly more potent than anything we had previously handled. But beyond that, they appeared to be able to overcome a cancer cell’s defences against this class of molecule. That had been a problem with the early isoflavonoid drugs we had developed at Novogen, so we regarded this as a major step forward in realizing the promise of this class of drug.

CS-6 is our first super-benzopyran drug candidate. We chose it for two reasons. First because it was the most active analog we tested in the laboratory against all forms of human cancer tested, and second because it had all the hallmarks of being a successful treatment for glioblastoma multiforme (the main form of brain cancer in adults)…killing glioma cells efficiently and quickly in the test- tube and having a chemical structure that met the conditions believed necessary to cross the blood-brain barrier.

So that was the position when Novogen and Triaxial merged on 7 December 2012. We were working to bring CS-6 into the clinic as a treatment for primary brain cancer. Plus we were continuing to design analogs (variants) of CS-6 in the hope of identifying other drugs that could be potential therapies for a variety of other cancers.

In the 3 months since then, we have achieved two important advances. The first is that we received confirmation that CS-6 was a potent destroyer of both ovarian cancer cells (we already knew this) and ovarian cancer stem cells (we didn’t know this). The second is that we achieved our second analog library of super-benzopyrans, proving yet again the versatility and robustness of our drug design and manufacturing technology.

The news about the activity against ovarian cancer stem cells was particularly exciting because it flagged the opportunity to deliver what has been regarded as the Holy Grail of oncology drugs – the ability to knock-out both regular tumour cells and the highly resistant cancer stem cells, the latter generally being regarded as the source of cancer recurrence and spread.

That is the goal of the new Company ……. to develop a range of first-in-class drugs with the capacity to provide comprehensive treatment against humans cancers. ‘Comprehensive’ in this context being the ability to stop the cancer from spreading or recurring.

Caution

I am sure that you don’t need reminding that drug development is a fraught business. In the area of oncology in particular, many try and very few succeed.

We have a considerable way to go yet before we will know if we are going to be one of the successes. Despite our promising start, I would like to stress that success in the laboratory is no guarantee of success in the clinic.

The Resolutions

To achieve our goal of developing comprehensive cancer therapies, we are going to need more funds. Drug development is not a cheap business and we came into Novogen with just on $1 M in the bank. We have an ambitious program of taking CS-6 through its pre-clinical phase and into the clinic for patients with glioblastoma multiforme, with late-stage ovarian cancer as a back-up clinical option. Then we have the goal of designing at least 2 other lead drug candidates based on the successful CS-6 structure which we hope will be potent comprehensive anti-cancer therapies for a range of other cancers such as colorectal and pancreatic.

We are taking a conservative approach to fund-raising. We are seeking in the first instance to raise sufficient capital to take the program to a point that we consider will establish an appreciation of the value of the technology. Further capital raisings, where necessary, would then be done in light of that appreciation with the aim of minimizing the dilution effect on shareholders. That is Resolution 1.

Resolutions 2-4 have to do with the terms of the acquisition of Triaxial by Novogen. It was always envisioned at the time of the acquisition that a meeting such as this would need to be called to enable completion of the payment of the consideration for Triaxial. I invite any shareholder who wants clarification of those terms beyond what is contained in the Notice of Meeting to contact me.

I look forward to your continuing support and to seeing you at the Meeting on Friday 19 April in Sydney.

For US shareholders, we will be offering an opportunity to meet the executive team about mid-year. We will be holding a short series of meetings in various cities across the country by way of an introduction. That schedule will be announced and published on our website (www.novogen.com) in due course.

Yours sincerely,

Professor Graham Kelly

Executive Chairman and Chief Executive Officer

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

THE MATTERS RAISED IN THIS DOCUMENT WILL AFFECT YOUR SHAREHOLDING IN THE COMPANY.

YOU ARE ADVISED TO READ THIS DOCUMENT IN ITS ENTIRETY BEFORE

THE GENERAL MEETING REFERRED TO BELOW, IS CONVENED.

IF YOU ARE IN ANY DOUBT ABOUT THE ACTION YOU SHOULD TAKE, PLEASE CONSULT YOUR STOCKBROKER, SOLICITOR, ACCOUNTANT OR OTHER PROFESSIONAL ADVISER.

NOVOGEN LIMITED

ACN 063 259 754

Notice of General Meeting

and

Related Documentation

NOTICE OF GENERAL MEETING TO BE HELD AT 1.00PM ON FRIDAY 19 APRIL 2013

AT THE OFFICES OF COMPUTERSHARE AUSTRALIA, LEVEL 4, 60 CARRINGTON STREET, SYDNEY, NEW SOUTH WALES, IS INCLUDED WITH THESE DOCUMENTS.

TO BE VALID, FORMS OF PROXY FOR USE AT THIS MEETING MUST BE COMPLETED AND RETURNED TO THE COMPANY NO LATER THAN 1.00PM ON WEDNESDAY 17 APRIL 2013.

NOVOGEN LIMITED

(ACN 063 259 754)

(“Company”)

SECTION 1:  TIME AND PLACE OF MEETING

Venue

The general meeting of members of the Company will be held at:

Offices of Computershare Aust

Level 4

60 Carrington St, Sydney New South Wales

Time and Date

The meeting will commence at 1.00pm (Sydney time) on Friday 19 April 2013.

Definitions

A Glossary of the key terms used throughout these Documents is contained in Section 3.

Entitlement to Vote

The Directors have determined pursuant to Regulation 7.11.37 of the Corporations Regulations 2001 (Cth) that the persons eligible to vote at the General Meeting are those who are registered Shareholders on Wednesday 17 April 2013 at 1.00pm (AEST).

How to Vote

You may vote by attending the Meeting in person, by proxy or authorised representative.

Voting in Person

To vote in person, attend the Meeting on the date, time and place set out above.

Voting by Proxy

To vote by proxy, please complete and sign the Proxy Form enclosed with these Documents as soon as possible and either:

—	send the duly completed Proxy Form by facsimile (within Australia) to 1800 783 447 or (outside Australia) to +61 3 9473 2555; or;

—	post to Computershare Investor Services Pty Ltd, GPO Box 242, Melbourne VIC 3001 Australia; or

—	deliver to Computershare Investor Services Pty Ltd, Level 4, 60 Carrington Street, Sydney NSW 2000 Australia,

so that it is received not later than 1.00pm (Sydney time) on Wednesday 17 April 2013.

Complete details on how to vote by proxy and your Proxy Form are provided in Section 4.

Please read all these Documents carefully and in their entirety, determine how you wish to vote in relation to each of the Resolutions and then cast your vote accordingly, either in person or by proxy. If you do not understand any part of these Documents, or are in any doubt as to the course of action you should follow, you should contact your financial or other professional adviser immediately.

NOVOGEN LIMITED

(ACN 063 259 754)

SECTION 2:  NOTICE OF GENERAL MEETING TO SHAREHOLDERS

Notice is hereby given that the general meeting of the members of Novogen Limited (“Company”) will be held at the place, date and time set out in Section 1.

BUSINESS

1	APPROVAL TO RAISE ADDITIONAL CAPITAL

To consider and, if thought fit, to pass the following Resolution as an ordinary resolution:

“That, for the purpose of Listing Rule 7.1 and for all other purposes, approval is given for the allotment and issue of  that number of:

(a)

Shares required at the issue price to raise a maximum of $10 million, the issue price being at least 80% of the  average market price for Shares over the last 5 days on which sales of the Shares were recorded before their  issue; and

(b)	options (New Options) being no more than half of the number of Shares issued pursuant to paragraph (a) of this Resolution and on the terms set out in the Explanatory Statement accompanying this Notice of Meeting.”

2	SUBSEQUENT APPROVAL OF ISSUES OF SHARES

To consider and, if thought fit, to pass the following Resolution as an ordinary resolution:

“That, for the purposes of Listing Rule 7.1 and for all other purposes, subsequent approval is given under Listing Rule  7.4 to the allotment and issue of 15,279,782 Shares to the Vendors more particularly described in the Explanatory  Statement accompanying this Notice of Meeting.”

3	APPROVAL TO ISSUE SHARES TO PHYTOSE CORPORATION PTY LIMITED

To consider and, if thought fit, to pass the following Resolution as an ordinary resolution:

“That, for the purpose of Listing Rule 7.1, section 208 of the Corporations Act and for all other purposes, approval is  given for the issue of 1,800,000 Shares to Phytose Corporation Pty Limited ACN 058 868 527 (Phytose) on the terms  set out in the Explanatory Statement accompanying this Notice of Meeting.”

4	APPROVAL TO ISSUE CONVERTIBLE NOTES

To consider and, if thought fit, to pass the following Resolution as an ordinary resolution:

“That, for the purpose of Listing Rules 7.1 and 7.2, section 208 of the Corporations Act and for all other purposes, approval is given for the proposed issue to the Vendors of convertible notes (the Convertible Notes) on terms set  out and more particularly described in the Explanatory Statement accompanying this Notice of Meeting.”

Determination of Membership and Voting Entitlement for the Purpose of the Meeting

For the purpose of determining a person’s entitlement to vote at the Meeting, a person will be recognised as a member and the holder of Shares if that person is registered as a holder of Shares at 1.00pm (Sydney time) on Wednesday 17 April 2013.

Voting Exclusion Statement

In accordance with the Corporations Act and the Listing Rules, the following persons must not cast any votes on the following Resolutions, and the Company will disregard any votes cast on that Resolution by:

Resolution	Excluded Voters
1	Allottees and any associate of any allottee
2	The Vendors and any associate of any Vendor
3	Phytose and any associate of Phytose
4	The Vendors and any associate of any Vendor

However, the Company need not disregard a vote if it is cast by:

(a)	a person as proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or

(b)	the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

By order of the Board

Andrew Bursill

Company Secretary

Dated 18 March 2013

EXPLANATORY STATEMENT

This Explanatory Statement is included in and forms part of the Notice of Meeting. It contains an explanation of, and information about, the Resolutions to be considered at the Meeting. It is given to Shareholders to help them determine how to vote on the Resolutions set out in the accompanying Notice of Meeting.

Shareholders should read this Explanatory Statement in full because individual sections do not necessarily give a comprehensive review of the Resolutions contemplated in this Explanatory Statement.

If you are in doubt about what to do in relation to a Resolution, you should consult your financial or other professional advisor.

The Triaxial Purchase

Reference is made in the Resolutions to the Triaxial Purchase. In the Triaxial Purchase the Company by Share Sale and Purchase Agreement acquired all the shares in Triaxial Pharmaceuticals Pty Limited ACN 139 717 543 (Triaxial) from Andrew Heaton, D&G Brown Investments Pty Limited ACN 156 213 660, Aquagolf Pty Limited ACN 007 154 976 as trustee for the Aquagolf Superannuation Fund (Aquagolf), Phytose Corporation Pty Limited ACN 058 868 527 as trustee for the BoundaryOne Superannuation Fund (Phytose), David Archibald and John Thom (the Vendors). The Vendors by agreement dated 6 December 2012 (the Loan Agreement) also agreed to lend $1,500,000 to the Company to assist in the funding of the purchase (the Loan). The Loan bore interest at 1% per annum (the Interest). In return, the Purchase Price was $1,885,000 and was paid as set out below:

(a)	the Vendors were issued 13,600,000 Shares. Resolution 2, among other things, seeks to approve subsequently the issue of these Shares;

(b)

subject to compliance with the listing rules, the Company agreed to issue Phytose 1,800,000 Shares. In order for the Triaxial Purchase to proceed quickly, Phytose agreed in good faith to take as consideration only 1,694,795 shares as the first tranche of shares and then to seek shareholder approval to be issued the remainder of its consideration, being 1,800,000 shares. Resolution 3 seeks to approve the issue of these Shares;

(c)

subject to any approvals that may be required by any governmental agency or under any law, the Vendors may elect to take cash of $1,500,000 or receive repayment of the outstanding principal on the Loan in the form of Convertible Notes with an aggregate face value of the amount of the Loan ($1,500,000) and convertible by the holders of the notes into 60,000,000 Shares. The conversion would happen in the stages set out under the explanation under Resolution 4. Resolution 4 seeks to approve the issue of the Convertible Notes.

The benefit to the Company of the Triaxial Purchase and the related issue of securities to the Vendors (which include the Related Parties) is the acquisition of a new technology platform that will see the Company re-emerge as an oncology drug development company.

The previous Board of Novogen, faced with the challenge of applying limited cash resources to Novogen Ltd and to its majority-owned subsidiary, Marshall Edwards Inc (now known as MEI Pharma), elected to transfer all drug development intellectual property and activity into MEI Pharma and to apply all available funds to that company. To that end, all Novogen assets either were licensed to MEI Pharma or sold elsewhere and the proceeds applied to MEI Pharma.

The acquisition of Triaxial had the purpose of reinvigorating the Company with new intellectual property, a new identity, and significant growth opportunities.

The Triaxial technology platform has at its heart a novel and patentable technique to insert certain atoms and chemical groupings into particular classes of molecules where such insertions previously were impractical. The result of that ability has been the creation of a class of molecule termed super-benzopyrans that have displayed highly potent anti-cancer activity in the laboratory against both cancer cells and cancer stem cells.

Related parties

The following Vendors are related parties to Company for the purposes of section 228 of the Corporations Act:

—	Andrew Heaton, because he is a Director of the Company,

—	Aquagolf, because Robert Birch, a Director of the Company, also controls and is a director of Aquagolf,

—	Phytose, because Professor Graham Kelly, a Director of the Company, also controls and is a director of Phytose

(the Related Parties).

Impact if any of Resolutions 1, 2, 3 or 4 are passed

Any issues of securities approved by the passing of any of Resolutions 1, 2, 3 or 4 will not be counted in calculations of whether the “15% Limit” (see definition) is reached. Accordingly, if all Resolutions are passed, the Company will be free to issue a further 15% of its issued capital without Shareholder approval. Owing to previous Share issues over the past 12 months, the Company is not currently able to issue any securities without Shareholder approval unless a specific exception applies in ASX Listing Rule 7.3.

Resolution 1 – Approval to raise additional capital

“That, for the purpose of Listing Rule 7.1 and for all other purposes, approval is given for the allotment and issue of that number of:

(a)

Shares required at the issue price to raise a maximum of $10 million, the issue price being at least 80% of the average market price for Shares over the last 5 days on which sales of the Shares were recorded before their issue; and

(b)	options (New Options) being no more than half of the number of Shares issued pursuant to paragraph (a) of this Resolution and on the terms set out in the Explanatory Statement accompanying this Notice of Meeting.”

Approval of the proposed issue of Shares and New Options is now being sought for the issue under Listing Rule 7.1.

In accordance with the disclosure requirements of Listing Rule 7.3:

Shares

(a)	The maximum number of Shares that will be issued will be no more than the number of Shares at the proposed price required to attract investment of $10 million.

(b)	The price at which each Share will be issued will be at least 80% of the 5 day VWAP prior to the issue.

(c)	It is expected that no more than $10 million will be raised in cash proceeds from the issue of the Shares.

(d)

The allottees of the Shares will be chosen by the directors being sophisticated investors pursuant to section 708(8) of the Corporations Act, to whom disclosure is not necessary under Part 6D.2 the Act.

(e)

The funds referred to in paragraph (c) immediately above will be applied to pay the cost of taking the CS-6 program through to the end of Phase 1, plus running an analog program seeking new drugs, the Company’s corporate costs and working capital. See the explanation below.

(f)	The allotment of the Shares will occur no later than three months from the date of the Resolution and are expected to be issued progressively.

(g)	The terms of the Shares will be identical to the terms of issue of all other Shares and each Share will, once issued, rank equally with all other Shares.

(h)	The Shares will be issued no later than 3 months after the date of the Meeting.

New Options

The directors may issue Shares on the basis that for every two Shares subscribed for, an option will be attached for no further consideration (New Option).

(a)	The maximum number of New Options that will be issued will not exceed half the number of Shares issued pursuant to this Resolution.

(b)	Each New Option is an option to subscribe for one Share.

(c)	The New Options will be exercisable at a price of at least 130% of the subscription price of the relevant Share (to which the Option was attached).

(d)	The allotment of the New Options will occur no later than three months from the date of the Resolution and are expected to be issued progressively.

(e)	Other terms of the New Options are:

i.	exercisable within a period of 5 years from the date of issue;

ii.	The holders of a New Option cannot participate in new issues of Shares without exercising the New Option; and

iii.	New Options will not carry voting rights or rights to dividends or other distributions.

(f)	The terms of the New Options will vary to the extent necessary to comply with Listing Rules applying to a reorganization of capital at the time of any reorganization of the Company.

For the purposes of Listing Rule 7.3, the following further information is provided to assist your consideration of Resolution 1:

Set out below is a chart showing an analysis of the impact on the holdings of say a 10% Shareholder caused by the raising of the number of Shares. It takes into account the raising of $5, $7 and $10 million and uses a sample Share price of the approximate price as at the date of this Notice of Meeting ($0.25) and also the impact if the price was to be $0.05 higher or lower. The maximum number of New Options which may be issued is also set out. It also shows the dilution caused by the exercise of all New Options and the funds that would be raised should that event occur. In relation to the exercise price of the New Options, we have based the Sum Raised is on the basis that the New Options will be exercisable at a price of at least 130% of the subscription price of the relevant Share (to which the Option was attached). Accordingly if the Share was issued at $0.30, then the New Option would be exercised at $0.39.

Sum Raised (Share issue)* A$	Share Price** A$	Number of Shares	Dilution (holding of 10% Shareholder after the issue)*** %	Maximum possible number of New Options #	Sum raised (exercise of New Options) ## A$	Total Potential Dilution (holding of 10% Shareholder after shares issued and New Options exercised)% ###
10,000,000	0.30	33,333,333	7.78	16,666,666	6,500,000	7.01%
10,000,000	0.25	40,000,000	7.4	20,000,000	6,500,000	6.62%
10,000,000	0.20	50,000,000	7.01	25,000,000	6,500,000	6.10%
7,000,000	0.30	23,333,333	8.34	11,666,666	4,550,000	7.70%
7,000,000	0.25	28,000,000	8.07	14,000,000	4,550,000	7.37%
7,000,000	0.20	35,000,000	7.7	17,500,000	4,550,000	6.91%
5,000,000	0.30	16,666,666	8.75	8,333,333	3,250,000	8.24%
5,000,000	0.25	20,000,000	8.54	10,000,000	3,250,000	7.96%
5,000,000	0.20	25,000,000	8.24	12,500,000	3,250,000	7.58%

Notes:

* The maximum raised by the issue of Shares under this Resolution is $10 million, so that the samples are $10 million, $7 million and $5 million.

**As at the date of this Notice of Meeting the Share price is approximately $0.25. The sample amounts show the impact if the price is $0.05 higher and $0.05 lower.

*** Shows approximate dilution effect based on the number of Shares as at the date of the notice of meeting (117,405,676) and using a Shareholder with a 10% holding as the example.

# This is the maximum number of Shares which can be issued if all New Options are exercised.

## Shows approximate funds raised by the exercise of the stated number of New Options. The exercise prices used were (based on Share issue prices of $0.30, $0.25 and $0.20) $0.39, $0.325 and $0.26 respectively.

### Shows approximate dilution effect based on the aggregate of the number of Shares as at the date of the notice of meeting (117,405,676) and the increase in number due to the issue of the Shares (New Shares) and New Options pursuant to Resolution 1, and for illustration purposes using a Shareholder with a 10% holding (after issue of the New Shares and New Options) as the example.

Reasons to raise the funds

At the time of the Triaxial Purchase, the Company’s cash position was approximately $1,000,000. In the 3 months since the acquisition, the Company has proceeded with its drug development program, but additional funds are now required to support an active R&D program. Specifically, the funds are required to:

—	take CS-6 through its pre-clinical program and into Phase 1a and Phase 1b clinical studies in patients with glioblastoma multiforme;

—	generate the data to enable the Company to apply to the FDA for Investigational New Drug status and Breakthrough Therapy Designation status;

—	investigate the potential clinical application of CS-6 in late-stage ovarian cancer;

—	continue with an analog program with the objective of identifying an additional 2 lead drug candidates to be taken through a pre-clinical drug program;

—	provide working capital to allow a modest expansion in the number of personnel and facilities in support of the growth in corporate activities.

Directors’ recommendations

The directors recommend that the shareholders vote in favour of this Resolution. The Company has an ambitious R&D drug development program, reflecting the unique and promising opportunities presented by its technology platform. Despite this, the Directors propose to take a conservative approach to the amount of capital to be raised in the belief that attaining successful milestones in the program will justify further capital raisings at appropriate times in the future.

Resolution 2 – Subsequent approval of issues of Shares

“That, for the purposes of Listing Rule 7.1 and for all other purposes, subsequent approval is given under Listing Rule 7.4 to the allotment and issue of 15,279,782 Shares to the Vendors more particularly described in the Explanatory Statement accompanying this Notice of Meeting.”

The Company issued the following Shares over the twelve month period prior to this notice of meeting:

Date	Number of Shares Allotted	Price	Allottee
16/04/12	250,000	$0.091	See (a) below
26/04/12	1,407,282	$0.099	See (b) below
06/06/12	22,500	$0.099	See (b) below
07/12/12	7,572,056	$0.025	Andrew Heaton
07/12/12	3,494,795	$0.025	D&G Brown Investments Pty Limited ACN 156 213 660
07/12/12	397,136	$0.025	Aquagolf Pty Limited ACN 007 154 976 as trustee for the Aquagolf Superannuation Fund
07/12/12	1,694,795	$0.025	Phytose Corporation Pty Limited ACN 058 868 527
07/12/12	176,461	$0.025	David Archibald
07/12/12	264,757	$0.025	John Thom

(a)	The Shares issued on 16 April 2012 were in settlement of Supreme Court proceedings. The proceedings related to Bryan Palmer, a former employee of the Company.

(b)	The Shares issued on 26 April 2012 were in exchange for Glycotex, Inc shares held by minority shareholders.

(c)	The Shares issued on 7 December 2012 related to the Triaxial Purchase. The deemed issue price of the 15,400,000 Shares was $385,000 (being the Purchase Price of $1,885,000 less the Loan of $1,500,000).

(d)	The Voting Exclusion Statement applies as referred to in the Notice of Meeting.

Resolution 3 – Approval to issue Shares to Phytose Corporation Pty Limited

“That, for the purpose of Listing Rule 7.1, section 208 of the Corporations Act and for all other purposes, approval is given for the issue of 1,800,000 Shares to Phytose Corporation Pty Limited ACN 058 868 527 on the terms set out in the Explanatory Statement accompanying this Notice of Meeting.”

As part of the consideration payable in the Triaxial Purchase, the Company proposes to issue 1,800,000 Shares to Phytose Corporation Pty Limited (Phytose), a company associated with Professor Graham Kelly, Executive Chairman of Novogen Limited.

Approval of the proposed issue of the Shares is now being sought for the issue under Listing Rule 7.1.

In accordance with the disclosure requirements of Listing Rule 7.3:

(a)	The number of Shares that will be issued to Phytose is 1,800,000.

(b)	The price at which each Share will be issued will be $0.025. The deemed issue price of the 15,400,000 Shares is $385,000 (being the Purchase Price of $1,885,000 less the Loan of $1,500,000).

(c)	It is intended that the Shares will be issued within one week of approval by this Resolution and in any event before the expiry of three months from the approval by this Resolution.

(d)	The proceeds of the issue will be part satisfaction of the purchase by the Company of the shares in Triaxial from Phytose in the Triaxial Purchase.

(e)	The terms of the Shares will be identical to the terms of issue of all other Shares and will, once issued, rank equally with all other Shares.

(f)	The Voting Exclusion Statement applies as referred to in the Notice of Meeting.

Financial Benefit to Professor Graham Kelly

Professor Graham Kelly, who has an interest in Phytose, is a Director of the Company and will benefit from the passing of this Resolution by being issued the Shares in the Company in accordance with the agreement relating to the Triaxial Purchase at $0.025 per Share.

Directors’ recommendations

Each Director other than Graham Kelly (who has a material personal interest in this Resolution) recommends that the Shareholders vote in favour of this Resolution because the issue of the Shares to Phytose is valid consideration for the sale by Graham Kelly of a portion of his shares in Triaxial. The price of the shares acquired in the Triaxial Purchase and the issue price of the Shares were negotiated at arms length. Graham Kelly due to his material personal interest in the Resolution does not make a recommendation in relation to this Resolution.

Resolution 4 – Approval to issue Convertible Notes

“That, for the purpose of Listing Rules 7.1 and 7.2, section 208 of the Corporations Act and for all other purposes, approval is given for the proposed issue to the Vendors of convertible notes (the Convertible Notes) on terms set out and more particularly described in the Explanatory Statement accompanying this Notice of Meeting.”

Shareholders are being asked to approve the issue of the Convertible Notes. See the summary above under the heading Triaxial Purchase.

The terms of the Convertible Notes are as follows:

1	Value	The maximum aggregate value of the Convertible Notes is $1,500,000 divided among the Vendors in their Relative Proportions entitling in aggregate the Vendors to convert to 60,000,000 Shares.
2	Exercise	The Convertible Notes may be exercised at each Vendor’s discretion (in respect of their Relative Proportions) as follows:
3	Timing	The Convertible Notes may not be converted until:		Aggregate Value	Aggregate Shares
		(a)	Completion by the Company of a Phase Ia clinical trial. Completion will be deemed to occur upon the receipt of a signed study report.	$400,000	16,000,000

		(b)	Receipt by the Company of Investigational New Drug status from the US Food and Drug Administration.	$500,000	20,000,000

		(c)	Completion by the Company of a Phase II clinical trial or achieving Breakthrough Therapy Designation. Completion will be deemed to occur upon the receipt of a signed study report or notification of the designation.	$600,000	24,000,000

			Total:	$1,500,000	60,000,000

4	Change of control	At any time before the full conversion of a Convertible Note, if:
		(a)	a Third Party acquires the beneficial interest in more than 50% of the issued Shares; and

		(b)	the transaction under which the Third Party acquires the interest described in paragraph 3(a) values the Company at $20,000,000 or more,

		then the Convertible Notes become immediately exercisable by the Vendors at the maximum aggregate value of $1,500,000 for the full amount of 60,000,000 Shares.

For the purposes of Listing Rule 7.3, the following further information is provided to assist your consideration of Resolution 4:

(a)

If all the Convertible Notes were converted by the noteholders to Shares, the noteholders would (based on the agreed issue price of $0.025 per Share) be issued in aggregate 60,000,000 Shares by the Company. 60,000,000 Shares represents approximately 33.82% of the Company’s current share capital as at the date of this Notice of Meeting (fully diluted by the issue of the Shares).

(b)

If all the Convertible Notes were converted by the noteholders to Shares, existing Shareholders (other than those receiving Shares by converting the notes) would have their Shareholding diluted by approximately 33.5%. It would also reduce the voting power of each existing Shareholder (other than those receiving Shares by converting the notes) by 33.5%. For example, on conversion of all the notes to Shares:

i.	A Shareholder who held 10% of the Company before the conversion, would now hold approximately 6.65% of the Shares and voting power in the Company; and

ii.	A Shareholder who held 5% of the Company before the conversion would now hold approximately 3.33% of the Shares and voting power in the Company.

(c)	Under the terms of the Loan Agreement, the Convertible Notes have the terms referred to above.

(d)	The Convertible Notes, if issued, will be issued before the expiry of three months from the approval by this Resolution.

(e)	The issue of the Convertible Notes will be in payment of the principal and interest outstanding of the Loan.

(f)	If the Convertible Notes are converted to Shares, the Shares will be identical to the terms of issue of all other Shares and will, once issued, rank equally with all other Shares.

(g)	Although issued together, the Convertible Notes will be held by each Vendor and may be converted by each Vendor in their Relative Proportions.

(h)	The Voting Exclusion Statement applies as referred to in the Notice of Meeting.

(i)	Subject to compliance with the law and approvals of any government agency, the Company committed in the Loan Agreement to give the Vendors the option to take Convertible Notes.

Financial Benefit to Professor Graham Kelly, Andrew Heaton and Robert Birch

Professor Graham Kelly (who has an interest in Phytose), Andrew Heaton and Robert Birch (who has an interest in Acquagolf) are Directors of the Company and will benefit from the passing of this Resolution by being issued the Convertible Notes in the Company. The Convertible Notes will enable conversion at an effective price of $0.025 per Share. Whilst the price on conversion appears at the date of this notice advantageous to these Directors, it was derived from arms length negotiations in the Triaxial Purchase and was the basis upon which that transaction proceeded. It also reflects the value of the Company at the time of the Triaxial Purchase.

Directors’ recommendations

Each Director other than Professor Graham Kelly, Andrew Heaton and Robert Birch (who have a material personal interest in this Resolution) recommends that the shareholders vote in favour of this Resolution because the issue of the Convertible Notes will relieve the Company of the need to repay the Loan ($1,500,000). It will therefore increase available cash in the Company during a phase of its development when maintenance of available cash may be important to the continued advancement of the Company. Whilst the price on conversion appears at the date of this notice advantageous to the Vendors, it was derived from arms length negotiations in the Triaxial Purchase and was the basis upon which that transaction proceeded and reflects the value of the Company at the time of the Triaxial Purchase. Graham Kelly, Andrew Heaton and Robert Birch due to their material personal interest in the Resolution do not make a recommendation in relation to this Resolution.

SECTION 3:  GLOSSARY OF TERMS

ASIC means the Australian Securities and Investments Commission.

Associate has the meaning ascribed to that term in Section 12(2) of the Corporations Act.

ASX means the ASX Limited ACN 008 624 691.

Breakthough Therapy Designation is a designation announced by the Food and Drug Administration of the United States on 9 January 2013 being a new form of drug approval. Under this designation, it is possible for drugs to obtain marketing approval on the basis of Phase 1b clinical trial data without necessarily needing to proceed to Phase 2. Breakthrough Therapy Designation was enacted as part of the 2012 Food and Drug Administration Safety and Innovation Act (FDASIA). The initiative is intended to expedite the development and review of a potential new medicine if it is “intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development.”

Company means Novogen Limited ACN 063 259 754.

Constitution means the constitution of the Company, as varied or amended from time to time.

Corporations Act means the Corporations Act 2001 (Cth).

Director means a member of the board of directors of the Company.

Documents means each of the Notice of Meeting, Proxy Form, Explanatory Statement and all other documents, that each constitute part of this booklet and that accompany each other when sent to each Shareholder.

15% Limit means the limit set out in Listing Rule 7.1 preventing the issue of more than 15% of the issued capital of a company in any 12 month period unless shareholder approval is given or another exception applies.

Interest means the interest on the Loan being 1% per annum.

Listing Rules means the rules and procedures issued and enforced by the ASX, as amended from time to time, including all guidance notes and appendices thereto.

Loan Agreement means the agreement between the Vendors and the Company dated 6 December 2012 relating to the Loan.

Meeting means the general meeting being convened by the Directors and pursuant to the Notice of Meeting.

Notice of Meeting means the Notice of General Meeting of the Shareholders that accompanies and forms part of these Documents.

Proxy Form means the proxy form more particularly set out in Section 4, and that forms part of these Documents.

Related Parties means the parties listed as such on page 6 of this document.

Relative Proportions means the proportions of the Loan owed to each Vendor and the proportion of the Convertible Notes to which each Vendor may acquire, being:

Vendor\Lender	Relative Proportion (%)

Andrew Heaton,	49.17

D&G Brown Investments Pty Limited ACN 156 213 660	22.69

Aquagolf Pty Limited ACN 007 154 976 as trustee for the Aquagolf Superannuation Fund,	2.58

Phytose Corporation Pty Limited ACN 058 868 527 as trustee for the BoundaryOne Superannuation Fund,	22.69

David Archibald	1.15

John Thom	1.72

Resolution means any one of the resolutions set out in the Notice of Meeting.

Share means a fully paid ordinary share in the issued capital of the Company.

Shareholder means the holder of a Share.

Share Sale and Purchase Agreement means the document dated 6 December 2012 by which the Company acquired all the shares in Triaxial Pharmaceuticals Pty Limited from the Vendors.

Third Party means any person that is not a Vendor and not a Related Body Corporate of a Vendor.

Vendors means Andrew Heaton, D&G Brown Investments Pty Limited ACN 156 213 660, Aquagolf Pty Limited ACN 007 154 976 as trustee for the Aquagolf Superannuation Fund (Aquagolf), Phytose Corporation Pty Limited ACN 058 868 527 as trustee for the BoundaryOne Superannuation Fund (Phytose), David Archibald and John Thom.

Interpretation

In these Documents, unless the context requires otherwise:

(a)	a reference to a word includes the singular and the plural of the word and vice versa;

(b)	a reference to a gender includes any gender;

(c)	if a word or phrase is defined, then other parts of speech and grammatical forms of that word or phrase have a corresponding meaning;

(d)	a term which refers to a natural person includes a company, a partnership, an association, a corporation, a body corporate, a joint venture or a governmental agency;

(e)	headings are included for convenience only and do not affect interpretation;

(f)	a reference to a document includes a reference to that document as amended, novated, supplemented, varied or replaced;

(g)	a reference to a thing includes a part of that thing and includes but is not limited to a right;

(h)	the terms “included”, “including” and similar expressions when introducing a list of items do not exclude a reference to other items of the same class or genus;

(i)	a reference to a statute or statutory provision includes but is not limited to:

(i)	a statute or statutory provision which amends, extends, consolidates or replaces the statute or statutory provision;

(ii)	a statute or statutory provision which has been amended, extended, consolidated or replaced by the statute or statutory provision; and

(iii)	subordinate legislation made under the statute or statutory provision including but not limited to an order, regulation, or instrument;

(j)	reference to “$”, “A$”, “Australian Dollars” or “dollars” is a reference to the lawful tender for the time being and from time to time of the Commonwealth of Australia;

(k)	a reference to an asset includes all property or title of any nature including but not limited to a business, a right, a revenue and a benefit, whether beneficial, legal or otherwise.

Novogen Limited

000001 000 NRT

MR SAM SAMPLE

FLAT 123

123 SAMPLE STREET

THE SAMPLE HILL

SAMPLE ESTATE

SAMPLEVILLE VIC 3030

Lodge your vote:

By Mail:

Computershare Investor Services Pty Limited

GPO Box 242 Melbourne

Victoria 3001 Australia

Alternatively you can fax your form to

(within Australia) 1800 783 447

ABN 37 063 259 754

(outside Australia) +61 3 9473 2555

For Intermediary Online subscribers only (custodians) www.intermediaryonline.com

For all enquiries call:

(within Australia) 1300 850 505

(outside Australia) +61 3 9415 4000

Proxy Form

For your vote to be effective it must be received by 1:00 pm (Sydney Time) on Wednesday 17 April 2013.

How to Vote on Items of Business

All your securities will be voted in accordance with your directions.

Appointment of Proxy

Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote as they choose. If you mark more than one box on an item your vote will be invalid on that item.

Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%.

Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf.

A proxy need not be a securityholder of the Company.

Signing Instructions

Individual: Where the holding is in one name, the securityholder must sign.

Joint Holding: Where the holding is in more than one name, all of the securityholders should sign.

Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held. Delete titles as applicable.

Attending the Meeting

Bring this form to assist registration. If a representative of a corporate securityholder or proxy is to attend the meeting you will need to provide the appropriate “Certificate of Appointment of Corporate Representative” prior to admission. A form of the certificate may be obtained from Computershare or online at www.investorcentre.com under the information tab, “Downloadable Forms”.

Comments & Questions: If you have any comments or questions for the company, please write them on a separate sheet of paper and return with this form.

Turn over to complete the form

View your securityholder information, 24 hours a day, 7 days a week:

www.investorcentre.com

Review your securityholding

Update securityholding

Your secure access information is:

SRN/HIN: I9999999999

PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential.

Samples/000001/000001/i

This Document is printed on Greenhouse FriendlyTM ENVI Laser Carbon Neutral Paper

MR SAM SAMPLE

FLAT 123

123 SAMPLE STREET

THE SAMPLE HILL

SAMPLE ESTATE

SAMPLEVILLE VIC 3030

Change of address. If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with ’X’) should advise your broker of any changes.

I 9999999999

I N D

Proxy Form

Please mark X to indicate your directions

STEP 1

Appoint a Proxy to Vote on Your Behalf

XX

I/We being a member/s of Novogen Limited hereby appoint

the Chairman of the Meeting

OR

PLEASE NOTE: Leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the Meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, and to the extent permitted by law, as the proxy sees fit) at the General Meeting of Novogen Limited to be held at Computershare Conference Centre, Level 4, 60 Carrington Street, Sydney, New South Wales on Friday 19 April 2013 at 1.00 pm (Sydney Time) and at any adjournment or postponement of that Meeting.

By marking this box when you have not directed your proxy how to vote below, you acknowledge that the Chairman of the Meeting (whether nominated or by default), acting as your proxy, may exercise your undirected proxy votes even if the Chairman has an interest in the outcome of each resolution which carries a voting exclusion, and that votes cast by him, other than as a proxyholder, will be disregarded because of those interests. The Chairman of the Meeting intends to vote undirected proxies in favour of each resolution. If you direct your proxy how to vote, it is not necessary to mark this box. If you do not mark this box and you have not directed your proxy how to vote, the Chairman will not cast your votes on the resolution and your votes will not be counted in calculating the required majority if a poll is called on the resolution.

STEP 2 Items of Business

PLEASE NOTE: If you mark the Abstain box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority.

For Against Abstain

1 Approval to raise additional capital

2 Subsequent approval to issue of Shares

3 Approval to issue Shares to Phytose Corporation Pty Limited

4 Approval to issue Convertible Notes

The Chairman of the Meeting intends to vote all available proxies in favour of each item of business.

SIGN Signature of Securityholder(s) This section must be completed.

Individual or Securityholder 1 Securityholder 2 Securityholder 3

Sole Director and Sole Company Secretary Director Director/Company Secretary

Contact Name

Contact

Daytime

Telephone

Date / /

N R T

9 9 9 9 9 9 A

Computershare +